

June 14, 2013

Via E-mail
Brian T. Moynihan
Chief Executive Officer and President
Bank of America Corporation
100 North Tryon Street
Charlotte, North Carolina 28255

> **Re: Bank of America Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed May 7, 2013**
> **Response dated May 7, 2013**
> **File No. 001-06523**

Dear Mr. Moynihan:

We have reviewed your filings and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Continued mortgage foreclosure delays . . . , page 6

1.   We note your response to prior comment 1 and your disclosure that your progress on foreclosure sales in judicial states has been much slower than in non-judicial states. Please provide further context for how much slower your progress on foreclosure sales has been in judicial states, such as the judicial states where you continue to have significant inventory levels highlighted on page 86.

<u>Failure to satisfy our obligations as a servicer . . . , page 7</u>

2.   In addition to the items listed in your response to prior comment 2, please revise future filings to clarify the size of your servicing portfolio.

<u>Form 10-Q for the Quarterly Period Ended March 31, 2013</u>

<u>Notes to Consolidated Financial Statements, page 135</u>

<u>Note 3 – Derivatives, page 137</u>

3.   We note you disclose your gross derivative amounts by derivative type and by exchange on pages 137 to 139; however, you disclose the impact of legally enforceable master netting and cash collateral received/paid on an aggregate basis. Given the magnitude of your gross derivative positions and the significant amount of netting against those positions, please tell us why you elected not to disaggregate the impact of your netting agreements and cash collateral by type of derivative instrument and/or exchange, similar to Example 3 within ASC 210-20-55-22. In this regard, address why you believe that aggregating your netting agreements and cash collateral disclosure for all derivatives does not obscure important differences in the amounts netted against specific types of derivatives reported in your balance sheet. Refer to ASC 210-20-55-18.

<u>Note 7 – Securitizations and Other Variable Interest Entities, page 175</u>

4.   We note your disclosure on page 178 that you transferred servicing for consolidated home equity securitization trusts and recognized a $141 million gain as a result. You also state that both your consolidated and unconsolidated home equity loan securitizations have entered a rapid amortization period and that you have an obligation to provide subordinated funding. Please address the following.

- Tell us whether you still have an obligation to provide funding for those home equity securitization trusts for which you transferred servicing and if so, quantify the amount.

- Explain how the subordinated obligation, if any, impacted your conclusion that the transfer qualified for sale accounting.

- Confirm for those home equity securitizations you transferred (referenced above), that the corresponding assets and liabilities are included within your Unconsolidated VIEs in the table presented on page 178.

- We note on page 179 (Credit Card Securitizations) that you transferred $533 million of credit card receivables to a third-party sponsored securitization vehicle. Tell us if you still have any funding obligations related to those credit card receivables subsequent to the transfer.

Note 19 – Mortgage Servicing Rights, page 227

5.   We note footnote 2 to your Rollforward of Mortgage Servicing Rights and that it reflects changes in the modeled MSR fair value due to observed changes in several market factors, including spreads, as well as changes in OAS and prepayment rates. Please tell us and revise your future filings to clarify how the changes reflected in this line item differ exactly from the line items "impact of changes to the prepayment model" and "other model changes." It would appear that changes in prepayment rates would be included in the $175 million related to the prepayment model and footnote 3 implies that the change in spreads in the market was reflected in the $140 million in other model changes. Also clearly disclose which line item(s) reflect changes in the significant economic assumptions disclosed on pages 227 and 228.

You may contact Lindsay McCord at (202) 551-3417 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. You may contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Hugh West for

Suzanne Hayes
Assistant Director